

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 9, 2009

Leonid Pushkantser
1 Bridge Plaza
Second Floor, Suite 275
Fort Lee, NJ 07024

> **Re:** **BAETA Corp.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed September 29, 2009**
> **File No. 333-154243**

Dear Mr. Pushkantser:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Stockholders, page 28

1.   We note your response to prior comment 4:

- Please revise your footnotes to clarify which transaction generated the shares to be sold by Douglas Rogers; given your disclosure on page 33 and placement of note 16 next to Mr. Rogers' name, it is unclear which 152,000 shares Mr. Rogers is offering for resale.
- Your response indicates that you issued Mr. Rogers the offered shares after the shares were included for resale in this registration statement. Generally it is inconsistent with Section 5 of the Securities Act to offer for resale securities

related to a private securities offering that you have not yet completed. Please tell us how you transaction was consistent with Section 5.

2. It appears that you did not provide the table requested in the last sentence of prior comment 5. Therefore, we issue that part of the comment. The table should be clearly reconcilable to your Selling Stockholders table and the number of securities you disclose as sold in the unregistered offering.

Leonid Pushkantser, page 45

3. Please expand your revisions added in response to prior comment 7 to disclose your post-termination payment obligations.

Experts, page 53

4. We note your response to prior comment 12. Please reconcile your disclosure here that counsel "has consented to being named as an expert" with the last sentence of Exhibit 5.1. Also reconcile the portion of your prospectus in which counsel has consented to being named in exhibit 5.1 with the title of this section of your prospectus.

Results of Operations for the 3 months ended June 30, 2009, page 58

5. Please revise to discuss the results of operations for the *six* months ended June 30, 2009. The results of operations for this period should be compared to the six months ended June 30, 2008. Please also revise to ensure that the balances discussed within this section agree to the line items included in the financial statements presented in the registration statement.

Critical Accounting Policies, page 59

(c) Income Taxees, page 60

6. Please revise to address how you assess the "more likely than not" criterion in determining when a valuation allowance is required.   Refer to FASB ASC 740-10-30 (SFAS 109).

Stock options, page 61

7. We note the disclosure under "stock compensation" does not address how you determined the fair value of your common stock. Tell us the objective evidence and analysis which supports your determination of the fair value of your common stock used as an input to the Black Scholes calculation at each grant date and

stock issuance date. Please discuss any valuations you performed internally or with outside assistance and how you considered any private placements.

8.   Revise to clarify how you use the "VIX" index to estimate volatility. For example, discuss how that index is comparable to your company by explaining how this index contains historical volatilities of similar entities following a comparable period in their lives. Tell us how the expected volatility used in your stock-based compensation calculations complies with the guidance of FASB ASC 718-10-55-35 through 41 (paragraphs A31-A34 of SFAS 123(R)) and question 6 of SAB Topic 14.D.1.

9.   Tell us your basis in GAAP for the illiquidity discount that you are applying to the value of the stock options calculated. Please also revise your disclosure to state how the 50% illiquidity percentage was determined. Please also refer to FASB ASC 718-10-30-10 and 11 as it relates to non transferability and forfeitability.

Revolving line of credit, page 64

10.   It is unclear from your response to prior comment 19 how you concluded that all transactions required to be disclosed pursuant to Regulation S-K Item 404 are disclosed properly, as indicated in your response, given that your disclosure here and in the following section only provide information as to the amounts outstanding as of June 30, 2009. Therefore, we reissue prior comment 19.

Software Development Agreement . . ., page 64

11.   Regarding your response to prior comment 21:

- If you are required to pay Extranome a fixed fee of $30,000 per month, as indicated in the second paragraph of your response, then please disclose that fact; and
- Disclose the amount of cash you have paid to Extranome to date and the amount of cash that you owe to Extranome for services rendered.

Lease of Office Space, page 65

12.   We note your revisions in response to prior comment 20. Expand to clarify how the lease with Regus is a related-party transaction, as is implied by the placement of your disclosure regarding that transaction.

Changes in and Disagreements with Accountants and Financial Disclosure, page 67

13.   The disclosure on page 2 regarding the restatement implies that the prior auditor
        (Stan J.H. Lee, CPA, CMA) was dismissed, whereas exhibit 16 and page 67
        indicate that they declined to stand. Please reconcile these two statements and
        revise the disclosure to clarify.

14.   Please also revise to provide the disclosures required by Item 304(a)(2) of
        Regulation S-K regarding the new accountants, W.T. Uniack & Co., CPAs, P.C.

Financial Statements for the Year ended December 31, 2008, page F-1

15.   Please revise to label the financial information as of and for the year ended
        December 31, 2008 as "restated" in compliance with FASB ASC 250-10-50.

Report of Independent Registered Public Accounting Firm, page F-2

16.   There appears to be some duplicative language throughout the report of
        independent accountants. Please revise as appropriate.

Statement of Operations, page F-5

17.   We re-issue our previous comment 27. Please revise your statement of operations
        to remove the line item "Stock based compensation expense" and include this in
        the same line or lines as cash compensation paid.

Note 1. Summary of Significant Accounting Policies, Nature of Operations and Use of
Estimates, page F-7

Revenue recognition, page F-7

18.   We note your disclosure in the first paragraph that you recognize revenue in
        accordance with SAB 101. But your second paragraph states that you recognize
        revenue after payment for product is received. Tell us in what circumstance you
        would defer recognition of revenue until collection of payment. Revise your
        disclosure to clarify how your policies are SAB 101 compliant.

Software Application Assets, page F-8

19.   We reference prior comment 29. Please also revise to disclose how and when the
        assets are measured for impairment. We refer you to FASB ASC 985-20-35
        which states that costs should be evaluated for impairment on a product-by-
        product basis by a comparison of the unamortized capitalized costs to the

product's net realizable value. The amount by which the unamortized capitalized costs exceed the net realizable value is recognized as an impairment charge.

Property, Plant and Equipment page F-8

20. With regards to our previous comment 30, please revise your disclosure to explain how and when you assess for and measure impairment of the assets. Please refer to FASB ASC 360-10-35-17.

Note 3. Related Party Transactions, page F-10

21. We reference prior comment 33. Since the debt was not "codified" with stated maturity terms until after the issuance of the financial statements, we do not understand why the advances are classified as "long-term" at December 31, 2008. Please refer to FASB ASC 470-10-45-9 through 21 and tell us why you believe that your presentation as long-term liabilities at December 31, 2008 is appropriate under US GAAP.

22. With regards to our comment 35, we note that you capitalize half the costs charged by Extranome. Discuss how you applied the provisions of FASB ASC 985-20-25-1 through 6 in terms of when feasibility was achieved and your basis for capitalization rate of 50%. Tell us and also disclose when you intend to begin amortization of these costs capitalized.
.
Note 9. Restatement, page F-14

23. We note the disclosures included in response to prior comment 23. Please revise to explain in more detail the nature of the errors related to "misclassification of accounting entries." Describe what accounting entries were misclassified and the reason for the misclassification and how you identified the error. In addition, if there are multiple errors, please describe each error separately and show the separate impact of each restatement adjustment on the original balances.

24. Please revise the table to include a column showing the adjustment to each line item in addition to the "before the change" and "restated" balances.

Unaudited Financial Statements for the Period ended June 30, 2009

Balance Sheets, page F-17

25. Please revise to remove the label "audited" from the balance sheet as of December 31, 2008 since all disclosures required under US GAAP are not included in the interim unaudited financial statements.

Statement of Operations, page F-18

26.   We re-issue our previous comment 27. Please revise your statement of operations
        to remove the line items "Stock issued for services rendered" and "Stock options
        issued for services rendered" and include this in the same line or lines as cash
        compensation paid to similar persons.

Note 4. Stockholders' Equity, page F-26

27.   We see from page 73 that in January 2009 you sold 6,000 shares of common stock
        at a purchase price of $0.50 per share, to Yevgeny Litvak, for an aggregate of
        $3,000 during 2009. Please revise to provide footnote disclosure of the issuance.

28.   We re-issue our previous comment 43. Revise to discuss how the Board
        determined that $.50 represented fair value of your common stock for shares
        issued in December 2008 through June 2009. For example, disclose how you
        considered third party private placements of your common stock during the
        period.

29.   We re-issue our previous comment 44. Please note that your rollforward of stock
        options should begin with stock options outstanding at December 31, 2008 and
        the activity for and the ending balances at the six months ended June 30, 2009. In
        this regard, we see from page 45 that there are 1.6 million options outstanding.
        Please reconcile these disclosures.

30.   As a related matter, please expand your disclosure to fully include all the
        disclosures called for by FASB ASC 718-10-50 including a discussion of the
        methodology and assumptions used to value the stock options and a description of
        the nature of and amount expensed in the current and future periods for the stock
        options granted during the six months ended June 30, 2009.

Item 15. Recent Sales of Unregistered Securities, page 69

31.   Please reconcile the issuance dates mentioned here and on page F-26.

32.   Please reconcile your disclosures in this section and on page F-27 regarding the
        number of options you have issued in unregistered transactions.

Exhibit 10.9

33.   We reissue the last sentence of prior comment 46 since it is unclear which exhibit,
        if any, represents the "separate Stock Option Purchase Agreement" mentioned in
        Exhibit A to Exhibit 10.9.

Exhibit 16.1

34.   The letter provided under Exhibit 16 does not appear to meet the requirements of
        Item 601(b)(16) of Regulation S-K. Under Item 304(a)(3) of Regulation S-K, you
        should request the former accountant to furnish a letter addressed to the
        Commission stating whether it agrees with the statements made by the registrant
        in response to Item 304(a) and, if not, stating the respects in which it does not
        agree. The former accountant's letter should be filed as an exhibit to the
        registration statement containing this disclosure. Please revise.

                                    * * * * * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

Please contact Praveen Kartholy at (202) 551-3778 or Kristin Lochhead, Reviewing Accountant, at (202) 551-3664 if you have questions regarding comments on the financial statements and related matters. You may contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Viginia K. Sourlis, Esq.—The Sourlis Law Firm